UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 13G

Under the Securities Exchange Act of 1934
(Amendment No.  4 )

 SEVERN BANCORP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 81811M100
(CUSIP Number)

       December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1.        Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Louis Hyatt

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)           X*
* This Reporting Person is part of a “Central Group” as determined by the
  Office of Thrift Supervision but does not affirm the existence of such a group.

3.           SEC Use Only

4.           Citizenship or Place of Organization
United States of America

                  5.           Sole Voting Power:                                                993,4631
Number of
Shares                                6.           Shared Voting Power:                                              52,4892
Beneficially
Owned by                          7.           Sole Dispositive Power:                                          991,498
Each
Reporting                            8.           Shared Dispositive Power:                                       52,4892
Person With

9.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,045,952

10.           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
NONE

11.           Percent of Class Represented by Amount in Row (9)
10.4% 3
b

12.           Type of Reporting Person (See Instructions)
IN

1  Includes 1,965 shares allocated to Mr. Hyatt as a participant in the Company’s ESOP, with respect to which Mr. Hyatt can direct the voting of such shares.
2  These shares are jointly owned by Mr. Louis Hyatt and his wife.
3  Based on 10,066,679 shares outstanding as of December 31, 2007.
NOTE:  All amounts reflect a 10% stock dividend declared February 21, 2007 to shareholders of record as of March 15, 2007.

Item 1.            (a)           Severn Bancorp, Inc.
(b)           200 Westgate Circle, Suite 200, Annapolis, Maryland  21401

Item 2.            (a)           Louis Hyatt
(b)           200 Westgate Circle, Suite 200, Annapolis, Maryland  21401
(c)           Maryland
(d)           Common
(e)           81811M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.            Ownership
(a)           1,045,952
(b)           10.4%
(c)         (i)           993,463
 (ii)             52,489
(iii)           991,498
(iv)             52,489

For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 2.

Item 5.            Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2008
Date

Louis Hyatt
Louis Hyatt